REYNALDO’S MEXICAN FOOD COMPANY, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

December 6, 2022

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reynaldo’s Mexican Food Company, Inc.
Amendment No. 4 Form 10-12G
File No. 000-56463
Filed November 15, 2022

Dear Mr. Costello

Set forth below is the response for Reynaldos Mexican Food Company, Inc., a Nevada corporation (“RYNL” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated November 30, 2022, with respect to our Form 10-12(g), Amendment 4 filled on November 15, 2022.

Amendment No. 4 to Form 10-12G

Item 15. Financial Statements and Exhibits, page 41

1. We note your response to comment 2 of our letter. We note that several of the amendments and original articles of incorporation that you filed are not legible. In particular, the original articles of incorporation, which contain articles that are not later amended or restated, and which presumably remain in effect, are illegible. Please file legible copies of these documents.

Response:

I spoke with Nevada Secretary of State and was sent higher resolution copies of the amendments and original articles of incorporation. Unfortunately, the original articles were still not legible. I filed restated articles of incorporation. Please see Form 10, amendment 6, for newly filed documents.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Reynaldo’s Mexican Food Company, inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer